UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 6, 2017

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Update to Disclosure in June 9, 2017 Post-Qualification Amendment to Offering Statement. On June 9, 2017, the Company filed a Post-Qualification Amendment for its Regulation A+ Offering with the Securities & Exchange Commission (“SEC”). On June 30, 2017 the Company received notice from the SEC that its Post-Qualification Amendment was declared qualified after being reviewed with no comments.

Weeks prior to filing the Post-Qualification Amendment, the Company was verbally informed by the California Department of Business Oversight (“DBO”) that a Company employee, Arthur Avanesov (“Avanesov”), had been the subject of a Desist and Refrain Order by the DBO in July, 2010 alleging securities violations. The DBO informed the Company that in December, 2010 there had been a state administrative hearing with the California Department of Corporations with Avanesov challenging the validity of his Desist and Refrain Order. A “Final Order” confirming the hearing decision upholding the Avanesov Desist and Refrain Order was entered in January, 2011. After learning of the hearing decision and Final Order verbally from the DBO, the Company searched for these documents and discovered they were not publicly available on the DOB or Department of Corporations web sites.

The DBO subsequently requested that the Company consent to a Desist & Refrain Order for omitting to disclose this past Avanesov matter before any notice or opportunity for a hearing. The Company declined to enter into any consent prior to viewing Avanesov’s hearing decision and Final Order. Furthermore, after researching the matter, the Company’s legal conclusion was that this decision and Final Order (unknown to the Company) with a non-corporate officer, director or control person was not lawfully required to be disclosed under the applicable standards of State and Federal securities law.

Moreover, when the Company prepared its original Offering Circular in 2015, the Company hired a well-regarded due diligence firm to perform background checks on Company personnel so as not to trigger the new Federal “bad actor” disqualification rules under Regulation A+ or Regulation D. Avanesov was included under Company personnel to be vetted. However, the firm informed the Company that Avanesov was not the type of employee covered under the “bad actor” disqualification rules, and did not need to be included in background checks. Thus, the Company did not have knowledge about Avanesov’s past hearing decision or Final Order and believes it can demonstrate reasonable care in conducting its due diligence of Avanesov.

The DBO declined to supply the Company with Avanesov’s hearing decision and Final Order. The Company then submitted a public records request for these documents to the DBO on or about June 6, 2017. In the meantime, upon first learning of the DBO’s position in this matter, and despite being of the opinion it was not legally required, the Company took a cautious and transparent approach by voluntarily disclosing Avanesov's prior Desist and Refrain Order in its June 9, 2017 Post-Qualification Amendment filing.

As of the June 30, 2017 SEC qualification of the Post-Qualification Amendment, the Company was still waiting for a response to its DBO public records request. On July 13, 2017 the Company finally received a copy of Avanesov’s documents. This was the first time the Company was privy to the 2010 hearing decision or Final Order.

Despite explaining that Avanesov was not a covered officer or director and that the Company believed this was not a material fact which was legally required to be disclosed under the circumstances, the DBO initially requested that the Company consent to a Desist & Refrain Order. The Company declined to consent to such an order. This was because, among other reasons mentioned above, the Company did not want to risk triggering any SEC disqualification from its exemptions under Regulation A+ or Regulation D for being deemed a so-called “bad actor” pursuant to new Rules 262 and 506 under these respective Regulations.

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Throughout this past July and August the Company and the DBO continued to discuss the merits of the facts, circumstances and their respective legal positions and primary intents in potentially pursuing and defending this matter. The Company further clarified the underlying facts and legal support for not consenting to any Desist and Refrain Order. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain.

As such, a Settlement Agreement was negotiated as an alternative to what the Company believes would be an injudicious Desist & Refrain Order which the Company then would have to challenge in costly legal proceedings. The Company believes this Settlement Agreement before any Desist and Refrain Order, and before any notice for opportunity for a hearing, avoids SEC “bad actor” disqualification under Regulation A+ or Regulation D as well as the cost and expense of seeking a waiver from any potential disqualification.

Given the above, the Company signed the Settlement Agreement with the DBO on September 1, 2017. The Settlement Agreement does not specifically mandate that the Company disclose the prior Avanesov matter. Instead, the Company has agreed to continue to not violate Section 25401 of the California Corporations Code which governs disclosures in selling securities within California. Also, the Settlement Agreement states that the Company does not admit to the DBO’s factual recitals or legal position. This Settlement Agreement became effective on September 6, 2017 when it was executed by the DBO Commissioner and transmitted by electronic mail to the Company.

The Company anticipates that the Settlement Agreement, along with the SEC’s August 24, 2017 issuance of the “Notice That Initial Decision on May 8, 2017 Has Become Final” should allow the Company to proceed with its offerings under Regulation A+ and/or Regulation D and continue implementing and executing its business plans.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 6, 2017	By:	/s/ Matthew Mills
Matthew Mills
President

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